

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2011

Mr. Matt Reams
President
Suja Minerals, Corp.
10300 W. Charleston #13-56
Las Vegas, NV 89135

> **Re: Suja Minerals, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 8, 2011**
> **File No. 333-171572**

Dear Mr. Reams:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment below, we may have additional comments.

General

1. We have considered your response to comment one from our letter dated March 15, 2011. However, selling shareholders selling shares in a shell company are considered underwriters. We continue to believe that the purpose of the private offering following by the public resale of the securities is to facilitate a market in the company's securities prior to the company no longer being considered a shell company. Consequently, the public offering constitutes an indirect primary offering by the company through the selling shareholders. Therefore, please identify all of the selling shareholders as underwriters and fix the offering price to the public for the duration of the offering. We refer you to SEC Release 33-8869 which can be found on the internet at http://www.sec.gov/rules/final/2007/33-8869.pdf. Specifically, we refer you to pages 45 to 51 on the availability of the safe harbor from being deemed an underwriter under Rule 144 for a shell company. To qualify for this safe harbor, a company must meet the conditions set out in paragraph (i) of Rule 144. Otherwise, we believe holders and transferees of securities in a shell company are underwriters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at 202-551-3744 or Mark Shannon, Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy For
Larry Spirgel
Assistant Director

cc: Via facsimile to (702) 562-9791
        Alan Shinderman
        Aspen Asset Management